SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO/A
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

Torch Energy Royalty Trust
(Name of Subject Company (Issuer))

Trust Venture Company, LLC
Trust Acquisition Company, LLC
Silver Point Capital, L.P.
Edward A. Mulé
Robert J. O’Shea
(Name of Filing Persons (Offerors))

Units of Beneficial Interest
(Title of Class of Securities)

891013104
(CUSIP Number of Class of Securities)

Frederick H. Fogel, Esq.
Trust Venture Company, LLC
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
Telephone ((203) 542-4208)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Timothy S. Taylor
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002-4995
(713) 229-1234

CALCULATION OF FILING FEE

Amount of
Transaction Valuation(1)	Filing Fee(2)
$68,346,300	$2,098.24

(1)	Estimated solely for the purpose of calculating the fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

(2)	The amount of the filing fee is calculated by multiplying the transaction value (the product of 8,284,400 units of beneficial interest of Torch Energy Royalty Trust at a price of $8.25 per unit) by 0.00003070.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63.59	Filing Party: Trust Venture Company, LLC
Form of Registration No.: SC TO-T/A	Date Filed: June 8, 2007

Amount Previously Paid: $2,034.65	Filing Party: Trust Venture Company, LLC
Form of Registration No.: SC TO-T	Date Filed: May 10, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO
     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2007 and amended on May 29, 2007 by Amendment No. 1 and amended on June 8, 2007 by Amendment No.  2 and amended by Amendment No. 3 on June 22, 2007 (as so amended, the “Schedule TO”), on behalf of Trust Venture Company, LLC, a Delaware limited liability company (the “Offeror”), Trust Acquisition Company, LLC, a Delaware limited liability company, Silver Point Capital, L.P., a Delaware limited partnership, Edward A. Mulé and Robert J. O’Shea, relating to the offer by the Offeror to purchase any and all units of beneficial interest (the “Units”) of Torch Energy Royalty Trust, a Delaware statutory trust, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2007, as amended and supplemented by Amendment No. 1, by Amendment No. 2 and by Amendment No. 3 to Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal, dated May 10, 2007, including the Instructions thereto, as it may be supplemented or amended from time to time. Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 11 of this Amendment. You should read this Amendment No. 4 to Schedule TO together with the Schedule TO filed on May 10, 2007, Amendment No. 1 thereto filed on May 29, 2007, Amendment No. 2 thereto filed on June 8, 2007 and Amendment No. 3 thereto filed on June 22, 2007.
     At 12:00 midnight, New York City time, on June 28, 2007, the Offer expired without extension. As of 5:00 p.m., New York City time, on June 28, 2007, 2,360,664 Units were tendered into the Offer, which, when added to the Units previously owned by the Offeror, represent approximately 31 percent of the outstanding Units. All validly tendered Units were accepted for payment.
     The press release issued by the Offeror announcing the expiration of the Offer is attached hereto as Exhibit (a)(5)(vi).

ITEM 12. EXHIBITS
Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(5)(vi), as so amended, is restated as follows:

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated May 10, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number.*

(a)(5)(i)	Summary Advertisement of the Offeror, dated May 10, 2007.*

(a)(5)(ii)	Press Release announcing the commencement of the Offer issued by the Offeror on May 10, 2007.*

(a)(5)(iii)	Solicitation Letter from the Offeror to holders of Units dated June 8, 2007.*

(a)(5)(iv)	Press Release announcing the extension of the Offer issued by the Offeror on June 8, 2007.*

(a)(5)(v)	Press Release announcing waiver of Minimum Condition issued by the Offeror on June 22, 2007.*

(a)(5)(vi)	Press Release announcing expiration of the Offer issued by the Offeror on June 29, 2007 (filed herewith).

(b)	None

(d)	None

(g)	None

(h)	None

*Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 29, 2007

TRUST VENTURE COMPANY, LLC
By:	Trust Acquisition Company, LLC, sole
manager

By:	Silver Point Capital, L.P., its
manager

By:	Silver Point Capital
Management, LLC, its General
Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

TRUST ACQUISITION COMPANY, LLC
By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

SILVER POINT CAPITAL, L.P.
	By:	Silver Point Capital Management, LLC,
its General Partner

	By:	/s/ Frederick H. Fogel
		Name:	Frederick H. Fogel
		Title:	Authorized Signatory

EDWARD A. MULÉ
By:	/s/ Edward A. Mulé
Name: Edward A. Mulé, individually

ROBERT J. O’SHEA
By:	/s/ Robert J. O’Shea
Name: Robert J. O’Shea, individually

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated May 10, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number.*

(a)(5)(i)	Summary Advertisement of the Offeror, dated May 10, 2007.*

(a)(5)(ii)	Press Release announcing the commencement of the Offer issued by the Offeror on May 10, 2007.*

(a)(5)(iii)	Solicitation Letter from the Offeror to holders of Units dated June 8, 2007.*

(a)(5)(iv)	Press Release announcing the extension of the Offer issued by the Offeror on June 8, 2007.*

(a)(5)(v)	Press Release announcing waiver of Minimum Condition issued by the Offeror on June 22, 2007.*

(a)(5)(vi)	Press Release announcing expiration of the Offer issued by the Offeror on June 29, 2007 (filed herewith).

(b)	None

(d)	None

(g)	None

(h)	None

*Previously filed

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